Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4) and related Prospectus of CyberSouce Corporation for the registration of 28,773,086 shares of its common stock and to the incorporation by reference therein of our reports dated March 12, 2007, with respect to the consolidated financial statements and schedule of CyberSource Corporation, CyberSource Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of CyberSource Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

September 14, 2007